FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                        X

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes

                                       No
                                        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 20 October 2004
      ---------------
                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
--------------------------------------------------------------------------------
Press Release dated 20 October 2004 -  EIDOS AND MACROSPACE TEAM UP
FOR CRASH `N' BURN TURBO


Eidos and Macrospace Team up for Crash 'N' Burn Turbo

    LONDON--(BUSINESS WIRE)--Oct. 20, 2004--Eidos (LSE: EID.L; NASDAQ:
EIDSY), one of the world's leading publishers and developers of entertainment software, and Macrospace, the global provider of mobile games and mobile gaming services, announce a deal to bring Crash 'n' Burn Turbo(TM) to mobile phones.
    Under the terms of the agreement Macrospace will publish the mobile phone version of Eidos' forthcoming arcade-style driving game Crash 'n' Burn(TM). In partnership with Eidos, Macrospace will actively promote the mobile title across all geographies and handset technologies, with versions of the game planned for Java, BREW and i-mode phones.
    Crash 'n' Burn Turbo is a fast and furious driving game where the aim is not just to win races, but to survive them. Choose your car, personalise it, and then attempt to leave your opponents trailing in a cloud of nitrous smoke over 16 different street circuits. You can also compare your fastest times against players around the world. Crash 'n' Burn Turbo will be released in November, simultaneously with the PlayStation 2 and Xbox versions of Crash 'n' Burn.
    Kristian Segerstrale, head of products and services at Macrospace says:
    "The chance to develop the mobile version of such a stunning console title is a great win for Macrospace, and working with such a great company as Eidos has been a really positive experience. Creating mobile games in tandem with console titles creates a unique opportunity for adding to the overall game experience. Through Macrospace's mobile expertise and Eidos' proven strength in the console and PC space, gamers can be sure that they will be getting a fantastic game to play, whatever the platform."
    Simon Protheroe, Eidos' director of new media and online technologies says:
    "Macrospace has done an exceptional job in recreating the excitement of the console version of Crash 'n' Burn on a mobile phone. With the compelling gameplay on offer, coupled with Macrospace's exceptional distribution reach, we are confident that Crash 'n' Burn Turbo will be a big hit with mobile gamers."
    Crash 'n' Burn, Eidos and the Eidos logo, are registered trademarks of the Eidos Group of Companies. Mobile version developed and published by Macrospace Ltd.

    About Eidos

    Eidos plc is one of the world's leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation(R)2 computer entertainment system, Nintendo GameCube(TM) and the Xbox(TM) video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com

    About Macrospace

    Macrospace develops and publishes mobile games and provides mobile gaming solutions for network operators, service providers, handset manufacturers, media companies and brand owners around the world. Macrospace products and services are available through more than 90 carriers and 70 service providers, reaching over 700 million Java, BREW and i-mode subscribers. With expertise in single and multiplayer gaming, web emulation and content provisioning, Macrospace is uniquely positioned to offer complete end-to-end mobile gaming solutions. ProvisionX(TM), the company's fully managed provisioning solution, is the most widely deployed Java download service worldwide. For further information, please visit www.macrospace.com.

    CONTACT: Eidos
             Steve Starvis, +44 (0) 20 8636 3000
              or
             Macrospace
             John Ozimek, +44 (0) 20 7368 1122
             john.ozimek@macrospace.com